

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy GP, LP
4200 West 115th Street
Suite 350
Leawood, Kansas 66211

> **Re:** **Tallgrass Energy GP, LP**
> **Registration Statement on Form S-1**
> **Correspondence dated April 22, 2015**
> **File No. 333-202258**

Dear Mr. Dehaemers:

We have reviewed the correspondence in connection with your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Tallgrass Energy GP, LP, page 1

1. Where you refer to your "controlling 22.46% interest in Tallgrass Equity," please revise to clarify that your control stems from your role as managing member of Tallgrass Equity.

2. We note your disclosure of the aggregate quarterly cash distributions received by Tallgrass Equity would have been 15.1 million. Please also disclose that this is not indicative of the cash distributions you would make to your investors due to cash requirements at Tallgrass Equity.

Preliminary Estimate of Selected First Quarter 2015 Financial Results, page 12

3. We note your statement that TEP is unable to reconcile Adjusted EBITDA and distributable cash flow to net income due to the preliminary nature of the ranges. Please disclose more specifically what information is unavailable and disclose if you expect that information to follow similar trends as prior periods or any significant changes.

4. Please tell us why you believe that presenting your estimated increase in net income without providing estimated disclosure regarding changes in other financial statement line items during the same period is appropriate and does not provide investors with an incomplete picture of your results of operations. Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended March 31, 2015 or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Dilution, page 80

5. Please quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.

6. We note that you disclose the net tangible book value before the offering in the dilution table is $0. Given that value of $0, please explain to us how you calculated a total consideration contributed by the exchange right holders as $500 million and what type of contribution this represents.

Tallgrass Equity GP, LP

Unaudited Pro Forma Cash Available for Distribution, page 88

7. Refer to the distributions to TEP unitholders table for the year ended December 31, 2014 on page 89. Explain to us why distributions to the public common unitholders decreased to $33.6 million from the amount disclosed on page 88 of Amendment 1 of $64.2 million.

Underwriting, page 223

8. Please provide your analysis regarding whether the referral agreement between Wells Fargo Securities, LLC and Wells Fargo Advisors, LLC should be disclosed under Item 404(a) of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Lisa Sellars, Staff Accountant, at 202-551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mollie Duckworth, Esq.